Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 26, 2013, and the related Letter of Transmittal, and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer, Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in such state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares Of Common Stock

of

Boise Inc.

at

$12.55 Net Per Share In Cash

by

Bee Acquisition Corporation

a wholly-owned subsidiary of

Packaging Corporation of America

Bee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Packaging Corporation of America, a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Boise Inc., a Delaware corporation (“Boise”), at a price of $12.55 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 26, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). The Offer is made only for outstanding Shares and is not made for any Boise options, Boise restricted stock units, Boise performance unit awards or Boise restricted stock. Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A., which is acting as the depositary in connection with the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, except as provided in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any such fees or commissions.

Parent or Purchaser will pay all charges and expenses of the Depositary, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which is acting as Dealer Manager for the Offer (the “Dealer Manager”), and Georgeson Inc., which is acting as Information Agent for the Offer (the “Information Agent”), incurred in connection with the Offer. Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Boise. Purchaser intends to effect the Merger (as defined below) immediately after the consummation of the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON OCTOBER 24, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), which, together with the number of Shares, if any, then owned, directly or indirectly, by Parent or Purchaser or their respective subsidiaries, represents a majority of all the outstanding Shares on a fully diluted basis (after giving effect to the cancellation of outstanding stock options, restricted stock units and performance unit awards issued under the Boise Inc. Incentive and Performance Plan). The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may not be amended or waived without the prior written approval of Boise. The Offer is also subject to other conditions, including any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer. See Section 15—“Conditions of the Offer” in the Offer to Purchase, which sets forth the full conditions of the Offer. There is no financing condition to the Offer.

The purpose of the Offer is for Purchaser to acquire the entire equity interest in Boise. No appraisal rights are available to holders of Shares in connection with the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 16, 2013 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Boise. The Merger Agreement provides, among other things, that, following the completion of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into Boise (the “Merger”), with Boise continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares that are held by Boise or any of its subsidiaries or by Parent or any of its wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under the DGCL) will, by virtue of the Merger and without any action on the part of Parent, Purchaser, Boise or the holders of the Shares, be converted into the right to receive $12.55, net to the holder thereof in cash, or any higher price paid per Share in the Offer, without interest and less any required withholding of taxes. The Merger Agreement is more fully described in Section 10—“The Merger Agreement; Other Agreements” of the Offer to Purchase.

The Boise board of directors (a) has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Boise and its stockholders, (b) has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby, including that the Merger will be governed by Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the consummation of the Offer, and (c) recommends that the holders of Shares of Boise accept the Offer and tender their Shares to Purchaser in the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for tendering stockholders of Boise for the purpose of receiving payments from Purchaser and transmitting such payments, less any required withholding taxes, to stockholders of Boise whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) in connection with book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

The Merger Agreement separately provides that we are required to extend the Offer for successive periods of up to ten business days each (the length of each such period to be determined by Purchaser in its sole discretion), but not beyond January 31, 2014 (the “End Date”): if, at the date on which the Offer is initially scheduled to expire or such later time and date to which the Offer has been extended in accordance with the Merger Agreement (the “Expiration Date”), any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we may not waive); for any period or periods required by applicable law or pursuant to any interpretation or position of the SEC or its staff or the rules and regulations, including listing standards, of the NYSE; and for a period of five days following any then-scheduled Expiration Date, if within the five day period prior to such Expiration Date, the Boise board of directors has given Parent notice of a change in its recommendation regarding the Offer and Merger, provided that we are not obligated to extend the Offer beyond the End Date. If, at the initial Expiration Date or any later-scheduled Expiration Date, all conditions to the Offer with the exception of the Minimum Condition have been satisfied or waived, then if and only if requested by Boise, Purchaser shall extend the Offer; provided, however, that the maximum aggregate number of days that Purchaser shall be required to extend the Offer as described in this sentence is 20 business days. Notwithstanding the foregoing, Purchaser shall not be required to, and without Boise’s prior written consent will not, extend the Offer beyond the End Date. If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable. Shares may also be withdrawn after November 25, 2013, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole discretion. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of tendered Shares may not be rescinded. Any Shares properly withdrawn will be considered not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date or during a subsequent offering period by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Boise has provided Purchaser with Boise’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Parent’s expense. Parent and Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

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September 26, 2013